                                               NEWS RELEASE

For Immediate Release
Investor Contact: Dave Pritchard 262-636-8434
Media Contact: Lori Stafford 262-636-1001

Modine Completes Acquisition of South Korean Assets of WiniaMando's ACC Division; Closing on ACC Operations in China Expected by Early September

      Racine, WI, August 3, 2004 - Modine Manufacturing Company (NASDAQ: MODI) announced today that it has completed the acquisition of the South Korean assets of the Automotive Climate Control Division (ACC) of WiniaMando Inc., officially closing on the purchase July 31, 2004. Modine expects to complete the acquisition of the balance of ACC's operations in China in approximately 30 days, or as soon as certain necessary filings are completed with the Chinese Government. A definitive purchase agreement was announced on April 29, 2004.

      Headquartered near Seoul, South Korea, with manufacturing facilities in Asan City, ACC designs and manufactures heating, ventilating and air conditioning (HVAC) systems for minivans, SUVs, commercial vehicles, trucks, buses and trains as well as other heat transfer components. ACC employs nearly 700 people, and owns a state-of-the-art wind tunnel, research center and manufacturing plant in South Korea and a wholly owned facility in Shanghai, China as well as a 50/50 joint venture in Hefei, China.

      "We look forward to serving our customers on a global basis, and having a foothold in South Korea and China will allow us to do that. This acquisition will give us a strong presence in Asia, and will supplement our existing research facilities. It gives us a platform to serve customers worldwide," said David Rayburn, Modine's President and Chief Executive Officer.

      ACC has been recognized as a pioneer in automotive climate control since first beginning the production of heat exchange components in 1969. Its customers include Hyundai/Kia, one of the fastest growing automakers in the world, Ssangyong and Daewoo. "We look forward to establishing long-term relationships with these automakers and other key OEMs, and learning how we can serve them in other ways as well," added Rayburn.

      Modine, with fiscal 2004 revenues of $1.2 billion, specializes in thermal management, bringing heating and cooling technology to diversified markets, employing nearly 8,000 people at 34 production facilities worldwide. Modine products are used in light, medium and heavy-duty vehicles, HVAC (heating, ventilating, air conditioning) equipment, industrial equipment, refrigeration systems, fuel cells and electronics. Additional information about Modine and a slide presentation about the ACC acquisition can be found at www.modine.com.

      This news release contains statements, including information about future financial performance, accompanied by phrases such as "believes," "estimates," "expects," "plans," "anticipates," "will," "intends," and other similar "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. Modine's actual results, performance or achievements may differ materially from those expressed or implied in these statements, because of certain risks and uncertainties, which are identified on page 31 of the Company's 2004 Annual Report to Shareholders and other recent Company filings with the Securities and Exchange Commission. In addition, this news release contains forward-looking statements regarding the consummation of the proposed transaction, the benefits of the proposed transaction, and incremental business. These forward-looking statements are particularly subject to a number of risks and uncertainties, including regulatory approvals, international economic changes and challenges; continued market acceptance and demand for the acquired business' products and technologies, and the ability of Modine to integrate the acquired operations and employees in a timely and cost-effective manner. Modine does not assume any obligation to update any of these forward-looking statements.